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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                        TESSCO TECHNOLOGIES INCORPORATED
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    872386107
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                                 (CUSIP Number)



CUSIP No. 872386107

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

                  Robert B. Barnhill, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  Not Applicable

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

5.       SOLE VOTING POWER

                  1,068,515 (as of December 31, 2000) (includes 290,000 shares purchasable under options exercisable within sixty days of December 31, 2000 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager).






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6.       SHARED VOTING POWER

                  55,000 (as of December 31, 2000) (includes 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

7.       SOLE DISPOSITIVE POWER

                  1,068,515 (as of December 31, 2000) (includes 290,000 shares purchasable under options exercisable within sixty days of December 31, 2000 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager).

8.       SHARED DISPOSITIVE POWER

                  55,000 (as of December 31, 2000) (includes 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,123,515 (as of December 31, 2000) (includes 290,000 shares purchasable under options exercisable within sixty days of December 31, 2000, 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager, 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 30,000 shares owned by Mr. Barnhill's spouse, the 10,000 shares owned by the charitable foundation or the 15,000 shares owned by the trust.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (x) See Item 4.






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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  23.48%

12.      TYPE OF REPORTING PERSON

                  IN

ITEM 1.

         (a)      Name of Issuer:

                           TESSCO Technologies Incorporated

         (b)      Address of Issuer's Principal Executive Offices:

                           11126 McCormick Road
                           Hunt Valley, Maryland  21031

ITEM 2.

         (a)      Name of Person Filing:

                           Robert B. Barnhill, Jr.

         (b)      Address of Principal Business Office or, if none, Residence:

                           11126 McCormick Road
                           Hunt Valley, Maryland  21031

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Common Stock

         (e)      CUSIP Number:

                           872386107

ITEM 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      ___      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      ___      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

         (c)      ___      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).




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         (d)      ___      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      ___      An investment adviser in accordance with
                           section 240.13d-1(b)(1)(ii)(E).

         (f)      ___      An employee benefit plan or endowment fund in
                           accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)      ___      A parent holding company or control person in
                           accordance with section 240.13d-1(b)(1)(ii)(G).

         (h)      ___      A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      ___      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      ___      Group, in accordance with
                           section 240.13d-1(b)(1)(ii)(J).

         Not Applicable.

ITEM 4.  Ownership

         (a) Amount Beneficially Owned as of December 31, 2000: 1,123,515 (includes 290,000 shares purchasable under options exercisable within sixty days of December 31, 2000, 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager, 30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 30,000 shares owned by Mr. Barnhill's spouse, the 10,000 shares owned by the charitable foundation or the 15,000 shares owned by the trust.

         (b)      Percent of class:  23.48%

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote - 1,068,515 (as of December 31, 2000)
                                    (includes 290,000 shares purchasable under options exercisable within sixty days of December 31, 2000 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager).


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                  (ii)              Shared power to vote or to direct the vote -
                                    55,000 (as of December 31, 2000) (includes
                                    30,000 shares held by Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

                  (iii) Sole power to dispose or to direct the disposition of - 1,068,515 (as of December 31, 2000) (includes 290,000 shares purchasable under options exercisable within sixty days of December 31, 2000 and 105,000 shares owned by two limited liability companies of which Mr. Barnhill is the sole manager).

                  (iv) Shared power to dispose or to direct the disposition of - 55,000 (as of December 31,
                                    2000) (includes 30,000 shares held by
                                    Mr. Barnhill's spouse, 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors and 15,000 shares held by a trust of which Mr. Barnhill is one of two trustees). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable.




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ITEM 9.  Notice of Dissolution of Group

         Not Applicable.

ITEM 10. Certification

         Not Applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February  9, 2001
                                     -----------------------------------
                                     Date


                                     /S/  Robert B. Barnhill, Jr.
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                                     Signature


                                     Robert B. Barnhill, Jr.
                                     -----------------------------------
                                     Name


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


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